February 10, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:           Xtreme Oil & Gas, Inc., Inc.
File No. 333-168484
Form S-1

Dear Mr. Schwal:

The undersigned, Xtreme Oil & Gas, Inc., respectfully requests that the effective date of it Registration Statement on Form S-1 relating to shares of its Common Stock be accelerated and that such Registration Statement be permitted to become effective at 5:00 p.m. eastern time on February 10, 2011, or as soon as practicable thereafter.

In making this request, the undersigned acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Willard G. McAndrew III,
Willard G. McAndrew III,
Chief Executive Officer